Exhibit 12.1

Geokinetics Inc. and Subsidiaries

Computation of Earnings to Fixed Charges

	For the Year Ended, December 31,					For the Six Months Ended June 30,
	2004	2005	2006	2007	2008	2009	2008

Earnings Before Fixed Charges:
Income/(loss) from continuing operations before Income taxes, minority interest and income/(loss) from equity investees	(441)	(1,871)	(942)	(13,684)	10,254	26,168	5,031
Add fixed charges	1,002	1,233	23,166	22,449	34,190	17,465	16,305
Add amortization of capitalized interest	—	—	—	—	—	—	—
Add distributed income of equity investees	—	—	—	—	—	—	—
Subtract capitalized interest	—	—	—	—	—	—	—
Income /(loss) before fixed charges	561	(638)	22,224	8,765	44,444	43,633	21,336

Preferred Dividends
Amount paid	—	—	—	4,712	6,028	3,969	2,508
Grossed up to pre-tax based on 46% effective tax rate	—	—	—	8,725	11,162	7,350	4,644

Fixed Charges:
Interest expense	441	474	11,298	9,265	6,992	3,281	3,063
Amortization of debt issuance costs	—	—	4,608	875	336	272	162
Estimate of interest expense within rental expense	561	759	7,260	12,309	26,862	13,912	13,080
Total fixed charges	1,002	1,233	23,166	22,449	34,190	17,465	16,305

Deficiency of earnings available to cover fixed charges	(441)	(1,871)	(942)	(13,684)	—	—	—

Ratio of Earnings to Fixed Charges	—	—	—	—	1.3	2.5	1.3

Deficiency of earnings available to cover fixed charges and preferred dividends	(441)	(1,871)	(942)	(22,409)	(908)	—	—

Ratio of Earnings to Fixed Charges and Preferred Dividends	—	—	—	—	—	1.8	1.0